Exhibit 99.1

Annual General and Special Meeting of Shareholders of

PETRO-CANADA

June 4, 2009

REPORT ON VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations (Section 11.3)

The following matters were voted upon at the annual general and special meeting of shareholders of Petro-Canada:

		Votes by Ballot
Special Meeting Matters	Outcome of Vote	Votes For	Votes Against
1. The approval of the arrangement involving Suncor Energy Inc. and Petro-Canada under Section 192 of the Canada Business Corporations Act:	Passed	331,956,777 (97%)	11,059,582 (3%)
2. The approval of a new stock option plan for the corporation resulting from the amalgamation of Petro-Canada and Suncor Energy Inc. pursuant to the arrangement:	Passed	181,717,366 (53%)	161,309,435 (47%)
		Votes
Annual Meeting Matters	Outcome of Vote	Votes For	Votes Withheld
1. The election of the following nominees as directors of Petro-Canada, to hold office until the earlier of the completion of the arrangement and the close of the next annual general meeting:
Ron A. Brenneman	Passed	97%	3%
Hans Brenninkmeyer	Passed	97%	3%
Claude Fontaine	Passed	96%	4%
Paul Haseldonckx	Passed	97%	3%
Thomas E. Kierans	Passed	96%	4%
Brian F. MacNeill	Passed	97%	3%
Maureen McCaw	Passed	97%	3%
Paul D. Melnuk	Passed	97%	3%
Guylaine Saucier	Passed	96%	4%
James W. Simpson	Passed	96%	4%
Daniel L. Valot	Passed	97%	3%
2. The appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of Petro-Canada, to hold office until the earlier of the completion of the arrangement and the close of the next annual general meeting:	Passed	99%	1%

Anyone wishing additional information may contact Investor Inquiries at (403) 296-4040; fax (403) 296-3061 or by email at investor@petro-canada.ca

/s/ Hugh L. Hooker
Hugh L. Hooker
Chief Compliance Officer, Corporate Secretary,
Associate General Counsel